Exhibit 99.1

Bilibili Inc. Announces First Quarter 2021 Financial Results

SHANGHAI, May 13, 2021 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Highlights:

•	Total net revenues reached RMB3,901.1 million (US$595.4 million), a 68% increase from the same period in 2020.

•	Average monthly active users (MAUs) reached 223.3 million, and mobile MAUs reached 208.5 million, representing increases of 30% and 33%, respectively, from the same period in 2020.

•	Average daily active users (DAUs) reached 60.1 million, an 18% increase from the same period in 2020.

•	Average monthly paying users (MPUs1) reached 20.5 million, a 53% increase from the same period in 2020.

“We kicked off 2021 with strong user growth and topline expansion, placing us firmly on track to achieve our growth target,” said Mr. Rui Chen, Chairman of the Board and Chief Executive Officer of Bilibili. “With a booming content ecosystem and fervent community bonds, our MAUs reached 223 million in the first quarter, up 30% compared with last year’s high base. Our users remained active and engaged, spending a daily average of 82 minutes on our platform. On March 29, 2021, we successfully completed our dual listing on the Hong Kong Stock Exchange, welcoming a broader base of investors and extending our presence in a financial market closer to home. Riding the massive wave of videolization, we aim to further grow our mindshare among the Gen Z+ demographic as the premium destination for video-based content and seize the tremendous growth opportunities in the video-based industry.”

Mr. Sam Fan, Chief Financial Officer of Bilibili, said, “We achieved strong financial performance in the first quarter, with record revenues of RMB3,901 million, up 68% year-over-year. MPUs increased to 20.5 million promoting our paying ratio to a record 9.2%. Our gross margin also improved to 24%, compared with 23% for the same period last year. With the completion of our Hong Kong public offering, we successfully raised approximately HKD22.9 billion after deducting underwriting fees and other offering expenses, which places us in healthy financial standings that support our growth. Our focus remains on investing in our increasingly robust content ecosystem as we continue to build our dynamic video-based Bilibili brand.”

First Quarter 2021 Financial Results

Total net revenues. Total net revenues were RMB3,901.1 million (US$595.4 million), representing an increase of 68% from the same period of 2020.

Mobile games. Revenues from mobile games were RMB1,170.7 million (US$178.7 million), representing an increase of 2% from the same period of 2020.

Value-added services (VAS). Revenues from VAS were RMB1,496.5 million (US$228.4 million), representing an increase of 89% from the same period of 2020, mainly attributable to the Company’s enhanced monetization efforts, led by increases in the number of paying users for the Company’s value-added services including the premium membership program, live broadcasting services and other value-added services.

Advertising. Revenues from advertising were RMB714.7 million (US$109.1 million), representing an increase of 234% from the same period of 2020. This increase was primarily attributable to further recognition of Bilibili’s brand name in China’s online advertising market, as well as Bilibili’s improved advertising efficiency.

E-commerce and others. Revenues from e-commerce and others were RMB519.2 million (US$79.2 million), representing an increase of 230% from the same period of 2020, primarily attributable to the increase in sales of products through the Company’s e-commerce platform.

Cost of revenues. Cost of revenues was RMB2,963.2 million (US$452.3 million), representing an increase of 66%, compared with the same period of 2020. Revenue-sharing cost, a key component of cost of revenues, was RMB1,400.7 million (US$213.8 million), representing an increase of 58% from the same period in 2020.

Gross profit. Gross profit was RMB937.9 million (US$143.1 million), representing an increase of 77% from the same period in 2020, which was primarily due to increased net revenues.

Total operating expenses. Total operating expenses were RMB1,968.8 million (US$300.5 million), representing an increase of 83% from the same period of 2020.

Sales and marketing expenses. Sales and marketing expenses were RMB1,000.1 million (US$152.6 million), representing a 65% increase year-over-year. The increase was primarily attributable to increased channel and marketing expenses to promote Bilibili’s app and brand, as well as an increase in headcount in sales and marketing personnel.

General and administrative expenses. General and administrative expenses were RMB388.5 million (US$59.3 million), representing a 127% increase year-over-year. The increase was primarily due to increased headcount in general and administrative personnel, increased share-based compensation expenses, higher rental expenses and other general and administrative expenses.

Research and development expenses. Research and development expenses were RMB580.3 million (US$88.6 million), representing a 95% increase year-over-year. The increase was primarily due to increased headcount in research and development personnel and increased share-based compensation expenses.

Loss from operations. Loss from operations was RMB1,031.0 million (US$157.4 million), compared with RMB544.2 million in the same period of 2020.

Income tax expense. Income tax expense was RMB12.5 million (US$1.9 million), compared with RMB9.4 million in the same period of 2020.

Net loss. Net loss was RMB904.9 million (US$138.1 million), compared with RMB538.6 million in the same period of 2020.

Adjusted net loss2. Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions and income tax related to intangible assets acquired through business acquisition, was RMB665.8 million (US$101.6 million), compared to RMB474.6 million in the same period of 2020.

Basic and diluted EPS and adjusted basic and diluted EPS2. Basic and diluted net loss per share were RMB2.54 (US$0.39), compared with RMB1.62 in the same period of 2020. Adjusted basic and diluted net loss per share were RMB1.87 (US$0.29), compared with RMB1.43 in the same period of 2020.

Cash and cash equivalents, time deposits and short-term investments. As of March 31, 2021, the Company had cash and cash equivalents, time deposits, as well as short-term investments of RMB27.0 billion (US$4.1 billion), compared with RMB12.8 billion as of December 31, 2020.

Secondary Listing in Hong Kong

On March 29, 2021, Bilibili successfully listed its Class Z ordinary shares on the main board of the Hong Kong Stock Exchange. The Company issued a total 28,750,000 Class Z ordinary shares in the global offering, including the fully exercised over-allotment option of 3,750,000 Class Z ordinary shares on April 21, 2021. Net proceeds from the global offering, including the over-allotment option, after deducting underwriting fees and other offering expenses, were approximately HKD22.9 billion.

Outlook

For the second quarter of 2021, the Company currently expects net revenues to be between RMB4.25 billion and RMB4.35 billion.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates, which are all subject to various uncertainties, including those related to the ongoing COVID-19 pandemic.

1 The paying users refer to users who make payments for various products and services on our platform, including purchases in games and payments for VAS (excluding purchases on our e-commerce platform). A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user and we add the number of paying users of Maoer towards our total paying users without eliminating duplicates.

2 Adjusted net loss and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 13, 2021 (8:00 PM Beijing/Hong Kong time on May 13, 2021).

Details for the conference call are as follows:

Event Title:                Bilibili Inc. First Quarter 2021 Earnings Conference Call

Conference ID:          6069137

Registration Link:      http://apac.directeventreg.com/registration/event/6069137

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, an event passcode, and a unique registrant ID, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com.

A replay of the conference call will be accessible by phone two hours after the conclusion of the live call at the following numbers, until May 20, 2021:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	800-963-117
China:	400-632-2162
Replay Access Code:	6069137

About Bilibili Inc.

Bilibili represents an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the ‘‘bullet chatting’’ feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse cultures and interests and destination for discovering cultural trends and phenomena for young generations in China.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss per share and per ADS, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions and income tax related to intangible assets acquired through business acquisition, which are non-cash charges. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.5518 to US$1.00, the exchange rate on March 31, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, the Impact of COVID-19, Outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its

interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 pandemic on Bilibili’s business, results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2020	2020	2021
	RMB	RMB	RMB
Net revenues:
Mobile games	1,150,613	1,129,656	1,170,746
Value-added services (VAS)	793,553	1,247,226	1,496,529
Advertising	214,266	722,424	714,687
E-commerce and others	157,103	740,821	519,111

Total net revenues	2,315,535	3,840,127	3,901,073
Cost of revenues	(1,785,071)	(2,896,003)	(2,963,197)
Gross profit	530,464	944,124	937,876
Operating expenses:
Sales and marketing expenses	(605,957)	(1,020,688)	(1,000,059)
General and administrative expenses	(171,377)	(342,819)	(388,531)
Research and development expenses	(297,335)	(483,973)	(580,254)

Total operating expenses	(1,074,669)	(1,847,480)	(1,968,844)

Loss from operations	(544,205)	(903,356)	(1,030,968)
Other income/(expenses):
Investment (loss)/income, net	(26,481)	9,016	168,212
Interest income	26,652	14,995	11,277
Interest expense	(15,172)	(34,743)	(33,245)
Exchange gains/(losses)	12,710	13,388	(28,423)
Others, net	17,333	71,750	20,763

Total other income, net	15,042	74,406	138,584

Loss before income tax	(529,163)	(828,950)	(892,384)
Income tax	(9,392)	(14,761)	(12,475)

Net loss	(538,555)	(843,711)	(904,859)
Accretion to redeemable noncontrolling interests	(1,270)	—	—
Net loss attributable to noncontrolling interests	4,584	15,912	1,304

Net loss attributable to the Bilibili Inc.’s shareholders	(535,241)	(827,799)	(903,555)
Net loss per share, basic	(1.62)	(2.34)	(2.54)
Net loss per ADS, basic	(1.62)	(2.34)	(2.54)
Net loss per share, diluted	(1.62)	(2.34)	(2.54)
Net loss per ADS, diluted	(1.62)	(2.34)	(2.54)
Weighted average number of ordinary shares, basic	329,443,167	353,736,436	355,351,263
Weighted average number of ADS, basic	329,443,167	353,736,436	355,351,263
Weighted average number of ordinary shares, diluted	329,443,167	353,736,436	355,351,263
Weighted average number of ADS, diluted	329,443,167	353,736,436	355,351,263

The accompanying notes are an integral part of this announcement.

BILIBILI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2020	2020	2021
	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	6,875	12,660	14,550
Sales and marketing expenses	6,759	12,080	13,012
General and administrative expenses	26,416	72,407	126,023
Research and development expenses	15,474	50,214	60,810

Total	55,524	147,361	214,395

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31,	March 31,
	2020	2021
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	4,678,109	17,601,728
Time deposits	4,720,089	6,209,128
Accounts receivable, net	1,053,641	1,092,744
Prepayments and other current assets	1,930,519	3,414,654
Short-term investments	3,357,189	3,226,651

Total current assets	15,739,547	31,544,905

Non-current assets:
Property and equipment, net	761,941	901,056
Production cost, net	667,876	684,431
Intangible assets, net	2,356,959	2,817,368
Goodwill	1,295,786	1,594,781
Long-term investments, net	2,232,938	2,167,560
Other long-term assets	810,561	698,621

Total non-current assets	8,126,061	8,863,817

Total assets	23,865,608	40,408,722

Liabilities
Current liabilities:
Accounts payable	3,074,298	3,099,553
Salary and welfare payables	734,376	508,527
Taxes payable	127,192	102,305
Short-term loans	100,000	100,000
Deferred revenue	2,118,006	2,208,619
Accrued liabilities and other payables	1,237,676	1,522,845

Total current liabilities	7,391,548	7,541,849
Non-current liabilities:
Long-term debt	8,340,922	8,312,464
Other long-term liabilities	350,934	315,282

Total non-current liabilities	8,691,856	8,627,746

Total liabilities	16,083,404	16,169,595

Total Bilibili Inc.’s shareholders’ equity	7,600,200	24,071,136
Noncontrolling interests	182,004	167,991

Total shareholders’ equity	7,782,204	24,239,127

Total liabilities and shareholders’ equity	23,865,608	40,408,722

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2020	2020	2021
	RMB	RMB	RMB
Net loss	(538,555)	(843,711)	(904,859)
Add:
Share-based compensation expenses	55,524	147,361	214,395
Amortization expense related to intangible assets acquired through business acquisitions	8,472	16,007	26,145
Income tax related to intangible assets acquired through business acquisitions	—	(1,514)	(1,514)

Adjusted net loss	(474,559)	(681,857)	(665,833)

Net loss attributable to the Bilibili Inc.’s shareholders	(535,241)	(827,799)	(903,555)
Add:
Share-based compensation expenses	55,524	147,361	214,395
Amortization expense related to intangible assets acquired through business acquisitions	8,472	16,007	26,145
Income tax related to intangible assets acquired through business acquisitions	—	(1,514)	(1,514)

Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(471,245)	(665,945)	(664,529)

Adjusted net loss per share, basic	(1.43)	(1.88)	(1.87)
Adjusted net loss per ADS, basic	(1.43)	(1.88)	(1.87)
Adjusted net loss per share, diluted	(1.43)	(1.88)	(1.87)
Adjusted net loss per ADS, diluted	(1.43)	(1.88)	(1.87)
Weighted average number of ordinary shares, basic	329,443,167	353,736,436	355,351,263
Weighted average number of ADS, basic	329,443,167	353,736,436	355,351,263
Weighted average number of ordinary shares, diluted	329,443,167	353,736,436	355,351,263
Weighted average number of ADS, diluted	329,443,167	353,736,436	355,351,263